UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of the Acquisition of Fuzhou Csfctech Co., Ltd.

As previously reported, on November 30, 2020,  Blue Hat Interactive Entertainment Technology, a Cayman Islands company (the “Company”), Joyful Castale International Limited, Chief Choice Global Limited, Fresh Joy Entertainment Ltd. (“Fresh Joy”), Fujian Roar Game Technology Co., Ltd. (the “Target Company”), the shareholders of the Target Company and certain other parties entered into an Agreement on Transfer of Shares of Fresh Joy and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd. (the “Acquisition Agreement”), pursuant to which the Company shall acquire 100% of the equity shares of Fresh Joy, a Cayman Islands company (the transaction, the “Acquisition”). On January 25, 2021, the Acquisition is closed. A copy of press release announcing the closing of the Acquisition is furnished hereto as Exhibit 99.1. A copy of the Acquisition Agreement is furnished hereto as Exhibit 99.2 and is hereby incorporated by reference in its entirety.

Corporate Governance

The Company’s corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market other than disclosed below. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Financial Statements and Exhibits

Exhibits.

Number

99.1	Press Release announcing the closing of the Acquisition

99.2	English translation of the Agreement on Transfer of Shares of Fresh Joy and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd. (the “Acquisition Agreement”) by and among Blue Hat Interactive Entertainment Technology, a Cayman Islands company (the “Company”), Joyful Castale International Limited, Chief Choice Global Limited, Fresh Joy Entertainment Ltd., Fujian Roar Game Technology Co., Ltd. (the “Target Company”), the shareholders of the Target Company and certain other parties, dated November 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2021

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer

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